NEWS RELEASE
TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA EXPANDS LA MARTINIERE GOLD ZONE TO THE
EAST AND WEST

August 21, 2007 - American Bonanza Gold Corp. (TSX:BZA) (“Bonanza”) reports successful drill results from the 100% owned La Martiniere property in Quebec. Drilling continues to expand the gold zone hosted by several sheeted quartz veins up to 5 meters thick.

Excellent results were gained from drill hole MD-07-20, which contains 44.3 grams per tonne gold over 1.0 meter, within a 28.4 meter interval with an average grade of 2.3 grams per tonne gold. These results were obtained 300 meters northeast of MD-00-96 and open the mineralized zone towards the northeast, which represents newly identified potential at the La Martiniere property. Drill hole MD-07-20 targeted a geophysical (Induced Polarization) anomaly which continues further to the northeast.

Drill hole MD-07-12 was drilled in the southwest end of the mineralized zone, midway between 2 previous gold intercepts located 200 meters apart and confirms the continuity of gold mineralization along strike. Drill hole MD-07-12 contains a 3.0 meter thick zone that grades 7.2 grams of gold per tonne within a 4.8 meter zone grading 5.1 grams per tonne gold, and deeper strongly gold mineralized veins (over 5 grams per tonne) as shown in the table below. To the southwest, Bonanza’s 2006 drill hole MD-06-05 contains 1.1 meters grading 13.5 grams of gold per tonne within a 7.1 meter thick zone grading 3.8 grams of gold per tonne (see Bonanza news release dated September 20, 2006). To the northeast, historical drill hole MD-00-28 contains a 12.8 grams of gold per tonne zone over 1.5 meters (as previously announced).

MD-07-13 was drilled approximately 150 meters down dip from the gold intercept in hole MD-00-28 and demonstrates depth persistence of the quartz veining and gold mineralization to this depth for the first time on the property. MD-07-13 contains strong gold values, including 1.0 meters grading 10.9 grams of gold per tonne within a 2.0 meter zone grading 6.5 grams per tonne gold, and a deeper 2.7 meter thick interval grading 3.2 grams of gold per tonne.

2007 Phase II Drilling Results

Drill Hole #	From meters	To meters	Length meters	Grade (g/t Gold)	Grade (oz/t Gold)	Length feet

MD-07-12	53.0	55.3	2.3	6.9	0.20	7.5
MD-07-12	63.0	67.8	4.8	5.1	0.15	15.7
including	63.0	66.0	3.0	7.2	0.21	9.8
including	63.0	64.0	1.0	10.9	0.32	3.3
MD-07-12	87.8	88.5	0.7	7.4	0.22	2.3
MD-07-12	125.3	126.9	1.6	5.3	0.15	5.2
including	125.3	126.0	0.7	6.6	0.19	2.3

MD-07-13	199.0	201.0	2.0	6.5	0.19	6.6
including	199.0	200.0	1.0	10.9	0.32	3.3
MD-07-13	255.3	258.0	2.7	3.2	0.09	8.9

MD-07-14	126.0	131.0	5.0	5.1	0.15	16.4
including	127.0	128.0	1.0	9.2	0.27	3.3
and	130.0	131.0	1.0	7.9	0.23	3.3
MD-07-14	158.0	160.0	2.0	3.3	0.10	6.6
including	159.0	160.0	1.0	5.4	0.16	3.3
MD-07-14	166.6	171.0	4.4	4.5	0.13	14.4
including	169.0	170.0	1.0	7.9	0.23	3.3

MD-07-20	57.8	58.6	1.0	44.3	1.29	3.3
followed by	71	73	2.0	2.5	0.07	6.6
and	77	83	6.0	1.6	0.05	19.7
and	85	86	1.0	2.4	0.07	3.3
giving a zone	57.6	86	28.4	2.3	0.07	93.2
MD-07-20	158	161	3	4.2	0.12	9.8

According to the present knowledge of geology in this property, the intercepts reported represent true thicknesses. Drill results shown in the table for drill hole MD-07-14 are included to provide more detail after final processing of the results for the hole previously announced in a Bonanza news release dated May 8, 2007. Current drill hole MD-07-11 was drilled approximately 100 meters below MD-06-05 and encountered four quartz veins between 1 and 2 meters thick, which contain between 1.0 and 2.7 grams per tonne gold.

Brian Kirwin, President and CEO, commented: “The La Martiniere gold zone continues to shape up very well. These results expand the southwest part of the zone with drill offsets measuring over 100 meters, and that is very positive for the prospect of drilling a gold resource on the property. The current results also open a new area of potential to the northeast, which is also very encouraging. Many of the assays for the current drilling are in process, and we are optimistic that they will continue to expand the gold zone.”

The current core drilling program is following up significant gold intercepts encountered during the 2006 drilling at the 100% owned La Martiniere property in northern Quebec. Continued positive results from the current drilling would lead to more aggressive drilling to estimate a gold resource at La Martiniere.

The current drilling program consists of 13 holes with a combined length of 3,356.1 meters that test along strike and down dip from existing high grade gold intercepts. A recent interpretation of geophysical data, and results from MD-07-20, indicate the gold zone may trend northeasterly from its known eastern extent.

Previous drilling at La Martiniere has been focused on IP and Magnetic anomalies that have intersected a shear zone extending over 1300 meters in strike that has yielded high-grade gold intercepts. Associated with this shear zone is a quartz stockwork zone that consistently contains gold. Quartz veining within the shear zone are clearly late, cross cutting older Precambrian features that are in turn silicified. Quartz veins often show banding and typical epithermal features similar to veins that have been described in the Campbell Red Lake District.

The La Martiniere Project is in the northern Abitibi Greenstone Belt, a prolific gold producing area in Canada. The structural zone that hosts La Martiniere includes the Detour Lake Deposit located 30 kilometers to the west where over 2 million ounces of gold have been mined. La Martiniere and other gold occurrences in this greenstone belt occur along shear zones within metasedimentary and metavolcanic rocks.

Other News

Fenelon Discovery Zone:

Drilling at the west extension of the Discovery Zone was designed to offset strong gold results in drill hole FA-06-270 (1 meter grading 14.5 g/t within 3 meters grading 6.15 g/t gold) intersected during the 2005-2006 campaign, as previously announced. FA-06-299 intersected 0.32 meters grading 34.2 g/t gold 100 meters up dip from FA-06-270. A total of 3 additional holes on other possible extensions of the mineralization did not detect significant gold. Although the gold grades that have been encountered in this zone are very encouraging, the narrow veins that characterize the zone appear to limit the potential in this area. Bonanza’s geological staff is working on a review of the gold targets to determine the most promising areas for follow up work.

Drill Hole #	From (m)	To (m)	Weighted Average		Weighted Average
			Gold (g/t)	Length (m)	Gold (oz/t)	Length (feet)
Current Hole:
FA-06-299	145.39	145.71	34.2	0.32	1.0	1.05
2006 Hole:
FA-06-270	180	183	6.15	3.0	0.18	9.84
Including:	182	183	14.5	1.0	0.42	3.28

Fenelon Nickel Zone:

Recent assay checking provides updated results for drill hole FA07-305, with better results than those reported in Bonanza’s July 11, 2007 news release. Hole FA07-305 contains 12.4 m grading 0.17% nickel including 0.55 m grading 2.0% nickel, then a 17 m zone grading 0.18% nickel, then 14.2 meters grading 0.24% nickel, including a 0.5 meter zone grading 1.4% nickel. Drill hole FA07-305 was drilled 700 meters southeast of FA06-284 along strike. Drill hole FA06-284 was drilled by Bonanza during 2006, and contains 18.2 meters grading 0.25% nickel, which contains three (3) 0.5 meter zones grading 1.7% nickel, 1.6% nickel and 1.6% nickel. The mineralization remains open to the northwest and southeast.

Drill Hole #	From Meters	To Meters	Interval Meters	Interval Feet	Average Grade
					Cu %	Zn %	Ni %
FA-07-305	109.8	123.2	13.4	44			0.16
Including:	113.8	114.35	0.55	1.8	2.32		2.0
And:	120	121	1	3.3		0.34
FA-07-305	322	339	17.0	55.8			0.18
FA-07-305	373	387.2	14.2	46.6			0.24
Including:	386.7	387.2	0.5	1.6			1.4

The current drilling program consists of 10 holes with a combined length of 4,418.5 meters, with all results now announced, that test along strike and down dip from existing high grade gold and nickel intercepts. The nickel zone remains open in several directions, and planning is underway for follow up drilling when weather permits.

All assaying and whole rock geochemistry for these projects is processed at the ALS-Chemex laboratory in Val-d'Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented. Field samples received at the laboratory are weighed and bar coded, dried, and individually crushed 70%

to under 2 millimeters; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas chosen for their large gold endowments and stable political climates. Bonanza is advancing its high grade Copperstone gold property in Arizona towards production. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Michel Le Grand, P. Geo, a Qualified Person as defined by National Instrument 43-101 guidelines.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Capital Partners
Attention: Michael Rodger
Phone: 604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com